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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                            -------------------------
                        Associated Materials Incorporated
                            (Name of Subject Company)
                            -------------------------
                            Harvest/AMI Holdings Inc.
                           Harvest Partners III, L.P.
                  Harvest Partners III Beteiligungsgesellschaft
                 Burgerlichen Rechts (mit Haftungsbeschrankung)
                            Harvest Partners IV, L.P.
                       Harvest Partners IV GmbH & Co. KG
                             Simon Acquisition Corp.
                            (Names of Filing Persons)

                    Common Stock, Par Value $0.0025 Per Share
                         (Title of Class of Securities)

                                    045709102
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                      (CUSIP Number of Class of Securities)
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                                 Ira D. Kleinman
                                    President
                            Harvest/AMI Holdings Inc.
                                 280 Park Avenue
                            New York, New York 10017
                                 (212) 599-6300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                    Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                            CALCULATION OF FILING FEE

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        Transaction Valuation                  Amount of Filing Fee
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[  ] Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
[ X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ X] third-party tender offer subject to Rule 14d-1.
[  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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